NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2010. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the press release entitled “PLDT Announces Results of Tender Offer to Digitel Minority Shareholders” that we filed with the Securities and Exchange Commission and the Philippine Stock Exchange.	6

Exhibit 1

January 19, 2012

The Philippine Stock Exchange
Disclosure Department
Tower One and Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention:	Ms. Janet A. Encarnacion Head, Disclosure Department

Ladies and Gentlemen:

We submit herewith a copy of SEC Form 17-C with a press release attached thereto entitled “PLDT Announces Results of Tender Offer to Digitel Minority Shareholders”.

The same shall serve as our disclosure pursuant to the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Page 1 of 6

Exhibit 1

January 19, 2012

SECURITIES & EXCHANGE COMMISSION
Money Market Operations Department
SEC Building, EDSA
Mandaluyong City

Attention	:Director Justina F. Callangan
Corporations Finance Department
Gentlemen:
Re :	Philippine Long Distance Telephone Company SEC Registration No. PW-55

We submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto entitled “PLDT Announces Results of Tender Offer to Digitel Minority Shareholders”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Page 2 of 6

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	January 19, 2012

(Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5.PHILIPPINES 6. (SEC Use Only)
Province, country or other jurisdiction	Industry Classification Code

of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City Address of principal office	1200	Postal Code

8. (632) 816-8553

Registrant’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Page 3 of 6

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release entitled “PLDT Announces Results of Tender Offer to Digitel Minority Shareholders”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: January 19, 2012

Page 4 of 6

Exhibit 1

PLDT pressrelease

PLDT ANNOUNCES RESULTS OF TENDER OFFER
TO DIGITEL MINORITY SHAREHOLDERS

Manila, Philippines, 19th January 2012 – PHILIPPINE LONG DISTANCE TELEPHONE COMPANY (PLDT) (PSE:  TEL) (NYSE:  PHI) today announced the results of its tender offer for the remaining Digital Telecommunications Phils., Inc. (Digitel) common shares held by the public.

A total of 2,888 million shares were tendered by Digitel minority shareholders, representing approximately 94% of the shares held by the public.  The minority shareholders were given the option of receiving the payment in cash at P1.6033 per share, or in the form of PLDT common shares valued at P2,500 per share or one PLDT share for every 1,559.28 Digitel shares, except for shareholders residing outside the Philippines who will only be paid in cash.

Of the total shares tendered, 13% or 374 million Digitel shares are to be paid in cash, and 87% or 2,514 million Digitel shares are to be paid in PLDT common shares.  This translates to the payment by PLDT of about P600 million in cash and issuance of approximately 1.6 million PLDT common shares. The tendered shares are to be crossed in the Philippine Stock Exchange (PSE) on 24 January 2012 and settlement of both cash and share transactions will be on 27 January 2012.

Following the completion of the tender offer and with the previously disclosed partial conversion of the convertible bonds held by PLDT into 4 billion Digitel shares, PLDT will own 10,165 million common shares or 98% of the enlarged capital base of Digitel.

PLDT undertook a tender offer to Digitel minority shareholders following its acquisition of a combined equity stake of 51.55% of Digitel from JG Summit Holdings, Inc. (JGS), Express Holdings, Inc., and certain other individuals and corporate stockholders of Digitel.

The tender offer period commenced on 7 December 2011 and was originally scheduled to end on 9 January 2012.  However, to give the Digitel minority shareholders more time to participate in the tender offer, PLDT filed for and was granted an extension of the tender offer period to 16 January 2012.

With Digitel’s public ownership falling below the minimum 10% required by the PSE, PLDT expects to file a petition for the voluntary delisting of Digitel with the PSE.

Page 5 of 6

Exhibit 1

Maybank ATR-Kim Eng Securities, Inc. acted as Tender Offer Agent for PLDT.

####

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Tel No: 816-8213 Fax No: 844-9099	Melissa V. Vergel de Dios Tel No: 816-8024 Fax No: 810-7138	Ramon R. Isberto Tel No: 511-3101 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless, and information and communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

Page 6 of 6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: January 19, 2012